Exhibit 21.1

List of Subsidiaries

Name	Place of Incorporation

ComStream Corporation	Delaware
Armer Communications Engineering Services, Inc	Delaware
Tiernan Radyne ComStream Inc.	Delaware
WC Acquisition Corp.	Delaware
Xicom Acquisition Inc.	California